Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

1 February 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pe

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

30 January 2006

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 27th January 2006, was 0.028%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	5 January 2006 but 7 November 2005 re Macquarie Office Trust (MOF) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Date of change	21 January 2006
No. of securities held prior to change	35,875 MOF units
Class	MOF ordinary units
Number acquired	15,000 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,613 units at $1.290 per unit and 13,387 units at $1.285 per unit.
No. of securities held after change	50,875 MOF units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn270106.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 27 January 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,000 on 27/01/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	231,745,622 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,788,771 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 January 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK ON TRACK TO EXCEED LAST YEAR'S FULL YEAR PROFIT

1 February 2006 – Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said today he expects the Bank's full year profit for the year ended 31 March 2006 to be slightly up on the record profit of $823 million for the prior corresponding period, despite the fact that last year's profit included a $91 million one off gain from the formation of the Macquarie Goodman Group.

Speaking at a briefing on the Bank's operations to investors and analysts, Mr Moss said all the Bank's major operating groups are performing well. As the Bank foreshadowed at the interim result, there will be no significant performance fees from listed specialist funds in 2H06[i]. "However, the deal pipeline continues to be satisfactory overall, including investment banking and equity capital markets," he said.

Mr Moss re-iterated that there remains some possible upside from specialist fund initiatives and asset realisations for the current half, as was also foreshadowed in the Bank's interim result. In this regard, the timing of a few large transactions will have an effect on the full year result.

"The Bank has continued to invest in staff throughout the year. Bank staff now total more than 7,600, up 16 per cent from March 2005, while our staff numbers in international locations have increased 32 per cent to more than 2,300," Mr Moss said.

Mr Moss added that the broking businesses continue to experience good domestic and international equity market conditions. However, for the Equity Markets Group, the

exceptional trading conditions in key markets in the six months to 30 September 2005 have not been repeated in 2H06. Domestic volumes have remained flat, while volumes in Hong Kong have declined from the highs of September 2005.

"The current half has benefited from many major transactions, a solid flow of initial public offerings (IPO) and new issuance market activity. However, during the period there have been no large oil and gas realisations. In the Australian property market, residential property is starting to stabilise after a two-year downturn, the retail property market is moderating from exceptionally high levels, while office property is in an upswing phase," he said.

In commenting on the Bank's business Groups for the half to date, Mr Moss said:

- **The Investment Banking Group** expects its second half profit to be significantly lower in 2H06 than 1H06[ii] and 2H05[iii], due to the absence of significant performance fees. The underlying business continues to perform strongly, with growth in staff, offices in international locations, and equity under management. Overall the full year result is expected to be up on the prior corresponding period.
- **The Treasury and Commodities Group** expects the 2H06 to be well down on a very strong 1H06. There were strong results across all divisions and the US energy and commodities business continues to grow. Overall, the full year result is expected to be up on the prior corresponding period.
- **The Banking and Property Group** expects 2H06 to be up on 1H06 with all major businesses performing well. The Australian mortgages business is experiencing very strong market share growth and there has been substantial growth in property funds under management. However, the investment in new businesses has limited profit growth for the Group in the current year. Overall, the full year result is expected to be up on the prior corresponding period (excluding the one off gain from the formation of the Macquarie Goodman Group).
- **The Equity Markets Group** expects its 2H06 result to be down substantially relative to 1H06 due to poor trading conditions in Hong Kong, and quieter second half market conditions in Australia and South Africa. Overall, however, the full year result is expected to be well up on the prior corresponding period.
- **The Financial Services Group** expects its 2H06 to be down relative to 1H06, due to seasonality, deal flow and increased investment in businesses in 2H06.

Overall, the full year result is expected to be up significantly on the prior corresponding period.

- **The Funds Management Group** expects 2H06 result to be marginally ahead of 1H06 and overall, the full year result to be up on the prior corresponding period.

Specialist funds/co-investment syndicates

Mr Moss said the short to medium term environment for the Macquarie Bank Group's specialist funds and co-investment syndicates is still reasonable. The sale of seed assets and Macquarie Bank Group investments in Macquarie managed funds continued in calendar year 2005, as evidenced by the listing of the Macquarie Media Group on the Australian Stock Exchange and the Macquarie International Infrastructure Fund on the Singapore Stock Exchange.

However, there has been some softening in markets such as Singapore, where the IPO of the Macquarie International Real Estate Fund was postponed.

"Broadly, soundings with investors indicate a continuing interest and appetite for new products", Mr Moss said.

"The Bank is expected to continue with the sale of substantial seed assets in the calendar year 2006, including the potential for the creation of new specialist funds in Europe, Asia and North America."

Mr Moss said as a result of strong deal flow, the Bank expects its Tier 1 capital ratio could be down at 31 March 2006 from the levels of 30 September 2005, but the Bank will remain conservatively capitalised.

The Bank expects to announce its full year results on Tuesday May 16, 2006.

For further information please contact:

Greg Ward, Macquarie Bank Chief Financial Officer	8232 3087
Erica Sibree, Macquarie Bank Investor Relations	8232 5008
Matthew Russell, Macquarie Bank Public Relations	8232 4102

i 2H06 for the six month period ending 31 March 2006
ii 1H06 for the six month period ended 30 September 2005
iii 2H05 for the six month period ended 31 March 2005

Macquarie Bank Limited

Operational Briefing

Presentation to Investors and Analysts

1 February 2006

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's *particular investment objectives, financial resources or other relevant* circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

Unless otherwise specified all information is for the six months ended 30 September 2005 and increases are on the prior corresponding half year.

2

Speakers

Time		Presenter
9.40 – 10.00	Update since the interim result	Allan Moss
10.00 – 10.25	Treasury and Commodities	Andrew Downe
10.25 – 10.50	Equity Markets	Kim Burke
10.50 – 11.10	Break	
11.10 – 11.35	Banking and Property	Bill Moss
11.35 – 12.10	Investment Banking	Nicholas Moore

3

Macquarie Bank Limited

Operational Briefing

Allan Moss

Managing Director & Chief Executive Officer

Update since interim result

- All businesses are performing well
- Broking businesses continue to experience good domestic and international equity market conditions
- Many major transactions, solid IPO and new issuance market
- Australian property market
  - Residential - starting to stabilise after 2 yr downturn; Retail - moderating from exceptionally high levels; Office - upswing phase
- However, for equity derivatives, exceptional trading conditions seen in key EMG markets in 1H06 have not been repeated in 2H06
  - Domestic volumes have remained flat, while volumes in Hong Kong have declined from highs of Sep 05
- As expected, no significant performance fees from listed specialist funds
- *No large oil and gas realisations*

5

All businesses have been operating well

- *Investment Banking - expect 2H06 to be significantly lower than* 1H06 and 2H05 due to performance fees
  - underlying business continues to perform strongly - growth in staff numbers, offices, equity under management
  - overall: expect FY06 to be up on pcp
- Treasury and Commodities - expect 2H06 to be well down on very strong 1H06
  - strong results across all divisions
  - growing US business: energy, commodities
  - overall: expect full year to be up on pcp

6

All businesses have been operating well

- **Banking and Property** – expect 2H06 to be up on 1H06
  - all major businesses performing well
  - Mortgages Australia very strong market share growth
  - substantial growth in property funds under management
  - substantial investments in new business limiting current year profit growth
  - overall: expect FY06 to be up on pcp (excluding one-off gain from Macquarie Goodman Group)
- **Equity Markets** – expect 2H06 to be down substantially relative to 1H06
  - poor market conditions in Hong Kong in 2H06
  - business in Australia and South Africa has been quieter in 2H06
  - overall: expect FY06 to be well up on pcp

7

All businesses have been operating well

- **Financial Services** - expect 2H06 to be down relative to 1H06
  - due to seasonality, deal flow and increased investment in 2H06
  - overall: expect FY06 to be up on pcp
- **Funds Management** – expect 2H06 to be marginally ahead of 1H06
  - overall: expect FY06 to be up on pcp

8

Continued strong investment in staff

- Over 7,600 staff, up 16% from March 2005
- Over 2,300 international staff, up 32% from March 2005



Staff numbers
Australian staff
International staff
8000
7000
6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Dec 2005

Staff numbers at 31 March year end

9

Some events since the interim result
(November 15 2005)

The Americas

- **Icon Parking** – $US634m Manhattan car park company acquired by Macquarie-led consortium
- **Canadian healthcare** – acquired 81% interest in 2 healthcare projects in British Columbia
- **Macquarie Countrywide** – increases exposure to US property – expands stake in **First Washington** to 75%
- ***Macquarie Office*** – *settlement on $A1.6b JV with leading Sth Californian landlord,* **Maguire Properties**
- **Smarte Carte** – acquired $US270m baggage cart, locker and stroller business operating predominantly in US
- ***Indiana Toll Road*** – *MIG-Cintra Consortium announced preferred bidder for $US3.85b* US highway
- **Cook Inlet** – physical gas trading business in California – integration proceeding well, strong performance since acquisition
- ***Acquisition of specialist maritime port team*** – *small team based in Nth America &* Australia, focus on acquisition and management of port investments

Asia

- **MIREF** – IPO postponed due to softening of Singapore's REIT market and recent significant capital raisings
- **Taiwan Broadband Communications** – $A1.2b Taiwanese cable television network provider acquired by MMG (60%) and MBL (40%)

10

Some events since the interim result
(November 15 2005)

Europe and the Middle East

- Macquarie-led consortium (MLX) made **£1.6b cash offer for the LSE**. The LSE intended to be the cornerstone asset for the newly created Macquarie Financial Infrastructure Fund.
- Successful **MAP recommended tender offer for Copenhagen Airports** – became majority shareholder with more than 53% of the shares, Danish State retained its 39.2% interest
- **Autoroutes Paris-Rhin-Rhône motor network** – Eiffage-MIG-MEIF consortium preferred bidder for €12.1b French toll road business

Australia/New Zealand

- **Macquarie Wrap Solutions** FuA $A17.7b at 31 December 2005
- **RVNZ, a joint venture between Macquarie and FKP Property** acquired through a public takeover 62% of Metlifecare, **New Zealand's largest retirement village owner and operator and separately 100% of Private Lifecare**
- **Macquarie Media Group** – $A550m ASX listing, seed asset Macquarie Regional Radioworks
- **Westlink M7** – MIG-Transurban consortium opened the $A2.2 billion western Sydney motorway 8 months ahead of schedule

11

Specialist funds/co-investment syndicates update

Short to medium term environment still reasonable

- Recycling of seed assets and sale of Macquarie investments in Macquarie managed funds continued in 2005 (eg MMG/Radioworks IPO and creation of Singapore listed MIIF)
- There is some softening in markets such as Singapore where MIREF IPO was postponed
- *Broadly, soundings with investors indicate a continuing interest and* appetite for new products
- Substantial further seed asset sales expected to continue in *calendar 2006 - including potential creation of new specialist funds* in Europe, Asia and North America
- As a result of strong deal flow, expect Tier 1 capital ratio could be *down at balance date from 30 September 05 levels, but will still be* conservatively capitalised

12

Outlook

- → Our current expectation is that FY06 will be slightly up on the record FY05 result of $A823m
  - → Despite the fact FY05 included one-off gain from Macquarie Goodman Group
  - → IFRS expected to have marginal negative impact
- → As foreshadowed, no significant performance fees from listed specialist funds in 2H06
- → Deal pipeline continues to be satisfactory overall, including investment banking and ECM
- → There is some possible upside from specialist fund initiatives and asset realisations as foreshadowed at Interim
  - → Timing of a few large transactions will effect result

13

Macquarie Bank Limited

Operational Briefing

Andrew Downe

Group Head

Treasury and Commodities

Treasury and Commodities Group

A Growing International Platform

15

Agenda

- → Performance
- → People
- → Markets
- → Products
- → Constraints
- → Outlook

16

Overall Group Performance

- → All divisions performing well
- → All divisions growing
- → Transaction volumes increasing
- → Lots of investment in new products
- → Lots of investment in new businesses

17

Staff Headcount

Growing Internationally



600
500
400
300
200
100
0
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Dec-05
Domestic
International

18

Staff And Customer Locations

Growing Internationally


London 58
Vancouver 4
Abu Dhabi 5
New York 36
Shanghai
Seoul 14
Charleston 6
Tokyo 2
Los Angeles 55
Houston 15
Hong Kong 6
Moree 1
Sao Paulo 10
Perth 8
Brisbane 2
Sydney 248
Johannesburg 2
Melbourne 6
Christchurch 1

Commodity prices continue to rise

→ RBA Commodity Price Indexes


SDR 2001/02 = 100
190
170
150
130
110
90
70
Jul 82
Jan 86
Jul 89
Jan 93
Jul 96
Jan 00
Jul 03
Monthly
Non-Rural
Rural

Source: Reserve Bank of Australia, to November 2005

The rising tide of commodity trading volumes


Volume of contracts traded
Year to date (millions)
30
25
20
15
10
5
0
2002
2003
2004
2005

Source: New York Board of Trade, to 2005

Our Transaction Volumes are Growing

Monthly Transaction Volumes


250,000
200,000
150,000
100,000
50,000
0
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05

Macquarie Cook Energy

Our product coverage is growing

- → Physical gas trading across North America
  - → Storage, transportation, balancing, receipt, delivery
- → 57 staff
- → Hundreds of clients previously not in contact with Macquarie
  - → Producers, utilities, industrial users, wholesale participants
- → Different competitors (Sempra, BP Energy, Cinergy, Calbear)
- → Excellent 15 year track record through turbulent times
- → Integration going well

Commodity Markets Division

We have merged the Agriculture and Energy Derivative Divisions

- → Similar staff skills and products
  - → Increased flexibility
- → *Convergence of markets*
  - → eg. Renewables
  - → Carbon Trading
- → Both involved in physical delivery markets
- → Both markets influenced by weather and freight
- → *Investor product often an index covering both commodity* groups

Constraints

→ People – strong competition for good people particularly in the commodity space

25

Outlook

→ Growth, outside Australia, predominantly organically or through small scale acquisition, JV's where appropriate

→ Profits – overall expect full year to be up on pcp

26

Macquarie Bank Limited

Operational Briefing

Kim Burke

Group Head

Equity Markets

Outline

→ Recap Equity Markets' Business Model

→ Update trading conditions in key markets, and market risk position

→ Operational Highlights

→ Strategic Focus

28

EMG Business Model

Equity Markets Group				
Core Activities	• Equity-linked structuring, distribution, risk management • Hedge fund management and distribution • Arbitrage style proprietary trading of equities			
Core Expertise	Equity Derivatives	Financial Product Distribution	Risk Management	
Key Result Drivers	Product Volume and Margin	Equity Market Conditions	Innovation and Growth	
Increasingly Diversified Earnings	Geographic	Product	Customer Type	

29

Staff and Locations



Head Office Support 136
Trade Support
Settlements
Quantitative Support
Information Technology
Legal Compliance
Human Resources
Australia 88
Asia 72
Brazil 12
Equity Finance 14
Int. Structuring 20
South Africa 5
US/Europe 13
Fund Products
Equity Products
Hong Kong
Japan
Korea
Singapore
Institutional Products

360 Staff in 13 Locations

30

Market Conditions - Australia

Prices ⇗ Volumes ⇒ Volatility ⇗

→ ASX 200 continuing to set record highs

→ Supporting strong investor demand


Daily Turnover
ASX200 Index
Volatility

Market Conditions - Hong Kong

Prices ⇒ Volumes ⇘ Volatility ⇗

→ Market volumes have declined since September 2005

→ Investor demand has moderated accordingly


Daily Turnover
Hang Seng Index
Volatility

Market Risk and Regulatory Capital

→ VAR and regulatory capital usage remaining relatively constant


Regulatory 99% 10 day VAR
60 Day Average of Reg. VAR

Operational Highlights - Australia

→ Australia Equity Products Division maintained leading market positions in ASX Listed Warrants and Instalments


ASX Listed Warrants and Instalments Market Share
Rest of Market
MBL Share

Operational Highlights - Asia

→ Asian equity linked product sales below recent highs due to overall market conditions. Mix of underlyings is broadening due to changes in investor preference.


Asian Equity-linked Sales by Underlying Asset Jurisdiction
Multi-Market
Australia
Japan
Europe
Taiwan
Korea
Singapore
US
Hong Kong

Operational Highlights – Hedge Funds

→ Recent raisings in Newton Retail funds and Equinox Fund of Funds from Australian and European retail investors. Continuing to grow Funds Under Risk Management.


FUM and FURM
Funds Under Management
Funds Under Risk Management

Operational Highlights - Hedge Funds



Composition of Hedge Fund FUM
700
600
500
400
300
200
100
0
$A Millions
Total FUM
Single Strategy FUM
Special Events
Absolute Return
Buy-Write
Global Futures
Multi-Strategy
Asia Long/Short
Absolute Return
Fund of Funds FUM
Equinox
Titan
Apollo
Other

37

Operational Highlights - Hedge Funds

→ Consistent positive returns across all fund products

Fund of Funds		Single Strategy Funds		Incubated Managers	
Titan I	*10.07%*	Absolute Return	*3.38%*	Average Performance	*19.10%*
Titan II	*8.19%*	Special Events	*8.19%*		
Apollo	*9.06%*	Buy Write	*11.66%*		
Equinox Class A	*6.76%*	Futures Fund	*19.15%*		
Equinox Class B	*6.79%*	Futures Fund - Enhanced	*31.01%*		
Equinox Class C	*5.53%*	Asian Enhanced Yield	*21.17%*		
Equinox Class D	*1.74%*	Asian Statistical Arbitrage	*21.06%*		
Equinox Class E	*5.68%*	Asian Long Short	*19.14%*		
Equinox Class F	*4.79%*				
Equinox Trust (6)	*2.87%*				
Equinox Asia	*1.81%*				

* 12 month Compound Rolling Returns. Some Fund of Fund numbers are estimates. Performance for strategies and funds with less than 12 months of data are annualised

38

Operational Highlights – Other

→ International Structuring raised €107 million in Germany in relation to equity linked investments in Nov/Dec 05.

→ JVs in Korea (Woori Bank) and South Africa (Nedbank) continuing to perform well.

→ New US office now hedging products for Asian and Australian distribution. Performing well in first year of operation.

→ Brazil office commenced market making in exchange traded options.

39

Strategic Focus

→ Asia - transitioning to full service regional model:
  → All major markets covered
  → Full product range including multi-market
  → Full coverage of retail, HNW and institutional clients
  → Leveraging Macquarie Securities' presence
→ Hedge Funds:
  → Increase asset management and research capabilities in Asia with local resources in Hong Kong and Tokyo
  → Obtain SEC registration for single strategy asset management
  → Integrate with other EMG global distribution teams
→ Australia Equity Products:
  → Increasing focus on corporate and institutional products
  → Online CFD platform – continued enhancement
→ International Structuring:
  → *Significantly grow European distribution platform*

40

Macquarie Bank Limited

Operational Briefing

Bill Moss

Group Head

Banking and Property

Key business drivers

→ On target for 2H06 profit to exceed 1H06 and to exceed pcp*
→ Real Estate Divisions active in advisory and formation of new funds
  → Real Estate assets under management (including associates) up 26% from $A20.7b (Mar '05) to $A26.1b (Dec '05)
  → Achievements include listing of the $S990m Prime REIT in Singapore and $US1.3b raising for Macquarie Global Property Advisors - Global Fund II
  → Slow down in the land sub-division businesses offset by a strong contribution from real estate funds management
→ Lending Businesses – Strong domestic and expanding offshore
  → Australian mortgage portfolio increased 26% (annualised) from $A14.5b (31 Mar '05) to over $A17.3b (31 Dec '05)
  → Margin and capital protected loan portfolios increased 22% (annualised) from $A2.6b (31 Mar '05) to over $A3.1b (31 Dec '05)
  → US mortgage business - operating profitably but volumes lower than expected due to rising interest rates and slow US housing market
  → Italian Mortgage business up and operating
  → Loan and Deposit volumes up for Branch Banking

*excluding gain realised on formation of the Macquarie Goodman Group in pcpc

42

Our structure



BANKING & PROPERTY GROUP
BANKING & SECURITISATION
BUSINESS BANKING
MARGIN LENDING
CONSUMER LENDING
MORTGAGES
GROUP OPERATIONS
STRATEGY
OPERATIONS Systems Remuneration HR
BUSINESS MANAGEMENT
REAL ESTATE
REAL ESTATE STRUCTURED FINANCE
REAL ESTATE CAPITAL (FUNDS MANAGEMENT)
REAL ESTATE CAPITAL (INVESTMENT BANKING)

Major participant in global markets

- → Macquarie Global Property Fund II established - $US1.3b capital raised
  - → First acquisitions made in Japan
- → Niche player in Europe, Middle East and South Africa
- → Joint venture with Akeler – UK office park developer
  - → commenced with two acquisitions, total value £150m
  - → strategic move into Europe

Substantial investor in US assets

- → MOF – Completed $A1.6b Maguire joint venture.
  - → MOF acquired 80% interest in a portfolio of five premium quality office properties and sold down its recently acquired California property – Stadium Gateway into the joint venture.
- → MCW – Increased stake in First Washington portfolio to 75%.
- → Real Estate Finance - Successful development finance with full US west coast coverage, eg. Long Beach, CA (*100% presold & $US99 million project*).
- → Macquarie Capital Partners - specialising in private equity with focus on structuring and placement of joint venture and multi-investor funds.

Focused Asian Expansion

- → Macquarie Goodman Joint Venture
  - → Working towards Real Estate investment products underpinned by Hong Kong Property
- → *Chinese Property investments*
  - → Nine retail shopping malls - seed assets for a Real Estate investment product
  - → Residential apartments in Shanghai
- → Macquarie MEAG PRIME REIT
  - → Outperformed S-REIT index as at 31 December 2005
- → Proposed Singapore Real Estate Fund Listing
  - → Delayed due to unfavourable Singapore market conditions.

Assets Under Management (Including Associates)



30.0
25.0
20.0
15.0
10.0
5.0
-
$Abillion
2.0
3.3
4.7
7.2
10.9
20.1
26.1*
2000
2001
2002
2003
2004
2005
2006

* As at 31 December 2005

Global Macquarie Real Estate - Leveraging our platform



USA
Macquarie DDR
Macquarie ProLogis
Macquarie Countrywide
Macquarie Office
Real Estate Finance
MCP
Portugal
Macquarie Global Property Advisors
UK
Macquarie Global Property Advisors
Macquarie Capital Partners
Real Estate Finance
Germany
Macquarie Global Property Advisors
South Korea
MCD CR-REIT
Schroder Asian Properties
Macquarie Global Property Advisors
Belgium
Macquarie Global Property Advisors
China
Schroder Asian Properties
Macquarie Global Property Advisors
First China Property Group
Japan
Schroder Asian Properties
Real Estate Capital
Macquarie Global Property Advisors
Luxembourg
Macquarie Global Property Advisors
Mexico
Macquarie ProLogis
Singapore
Schroder Asian Properties
Macquarie Global Property Advisors
MMP REIT
Hong Kong
Schroder Asian Properties
Macquarie Global Property Advisors
Real Estate Capital
France
Macquarie Global Property Advisors
Australia
Macquarie Direct Property syndicates
Real Estate Capital
MREEF Funds
Urban Pacific
Macquarie Countrywide
Macquarie Office
Macquarie Leisure
Macquarie Goodman
Property Finance
New Zealand
Macquarie Goodman
Macquarie Countrywide

Business Banking

- → Strong Domestic Growth
  - → Expanded Sales offices-Parramatta, Newcastle, Gold Coast
  - → All markets showing strong client growth
- → Loan Volumes grew by 19% since 31 March 2005 reflecting product innovation and client demand. Credit quality remains good.
- → Deposit Volumes grew by 14% since 31 March 2005
- → Competition within the business banking market is strong, some margin pressure but client retention activity is proving successful.

49

Margin Lending

- → Strong domestic business - grown to >15% market share
- → Loan book size doubled in 2 years to over $A3bn



Margin lending market share (%)
Protected lending market share (%)
Margin Lending (LHS)
Protected Lending (RHS)

50

Consumer Lending

- → New and growing business with portfolio increasing by 150% between 31 July and 31 December 2005
- → Launch of Macquarie branded personal loan through existing mortgages distribution channels

51

Mortgages

- → Seeking opportunities to invest and/or partner in new international markets
- → Australia
  - → Portfolio continues to grow strongly – now at $A17.3b at 31 Dec '05, with record settlements and approvals in December 2005.
- → USA
  - → Undertaking significant initiatives to assist the business to operate efficiently during the current unfavourable market conditions and take advantage as market activity increases.
- → Italy
  - → Commenced operations in October 2005 with offices in Milan and Rome – portfolio growth well ahead of business case



Mortgages portfolio
Billions ($A)
2000
2001
2002
2003
2004
2005
Italy
US
Australia

52

Macquarie Bank Limited

Operational Briefing

Nicholas Moore

Group Head

Investment Banking

Our structure



INVESTMENT BANKING GROUP
SECURITIES
RESEARCH
CORPORATE FINANCE
Advice
Infrastructure
Resources
Property
Financial Institutions
Industrials
TMET
Infrastructure & Specialised Funds
Equity Capital Markets
Other Specialist Areas
FINANCIAL PRODUCTS
MACQUARIE CAPITAL

54

What we do

→ Full spectrum of client focused investment banking skills

	Idea	Brokerage	Advisory	Underwriting	Funds	Principal
	0%	0.2%	0.6-1%	1%-3%	10%	30% +
Infrastructure	✓	✓	✓	✓ MIG, MAP; MIC; MEIF ++	✓ Approx. $A443m	
TMET	✓	✓	✓	✓ MCIG; MMG	✓ Opentel; IBA; D&B Credit	
Resources	✓	✓	✓	Opportunity	✓ KPC	
Property	✓	✓	✓	Banking & Property Group		
FIG	✓	✓	✓	Opportunity	✓ Liberty; ATMs	
Industrials	✓	✓	✓	✓ MCAG, MDI	✓ Dyno Nobel, Smarte Carte	

Global activities

→ Approx. 2,183 staff – up 18% from approx. 1,838 in March 2005

→ 41 offices (36 offshore)

UK/Europe - 322 Staff
Corporate Finance & Advisory
Financial Products
Institutional Stockbroking & Research
Infrastructure Funds Management
Leasing

Asia - 591 staff
Corporate Finance & Advisory
Financial Products
Institutional Stockbroking & Research
Infrastructure Funds Management
Leasing



North America - 248 staff
Corporate Finance & Advisory
Financial Products
Institutional Stockbroking & Research
Infrastructure Funds Management
Leasing

Africa & Middle East – 25 staff
Corporate Finance & Advisory
Infrastructure Funds Management

Australia/New Zealand – 997 staff
Corporate Finance & Advisory
Financial Products
Institutional Stockbroking & Research
Infrastructure Funds Management
Leasing & Lending

Supportive environment for most sectors

→ Record ASX volumes

→ Strong Asian equity markets

→ Strong M&A market worldwide

→ Continuing strength in Australian ECM market

Weaker environment for interest-rate sensitive stocks (eg. Infrastructure)

→ Increase in nominal bond rates causes sector rotation in the short term

→ Although short term negative share price impact, the long term valuation impact is mitigated by infrastructure's "inflation-plus" revenues

→ Changes in real rates impact valuations to the extent of any pricing mismatch with inflation

Sector Relative Performance (%)	Average Movement*
Diversified Resources	+18
Building materials	+7
Media	+7
Transport	+5
Energy	+4
Diversified Financials	+3
Banks	-1
Retail	-2
Healthcare and Biotech	-5
Property Trusts	-9
Telecoms	-10
Food & Household Goods	-11
Insurance	-12
Utilities & Infrastructure	-16
ASX 200(%)	**+4**
Bond sell-off (yield change%)	**+1.8**

Corporate Finance

→ Continued growth in the specialist funds

- →Total assets under management – up 29% from $A37.8b (Mar 05) to $A48.8b (Dec 05)

→ Increased equity issuance – leading equity capital markets positions - No.1 Australia ECM ($A8.01b)*

→ Strong M&A deal flow – No.1 completed by value ($US32.6b) and number of deals (88) (Australian involvement)*

→ Offshore offices now provide the majority of division revenue, and continue to grow

* Thomson Financial

Corporate Finance

→

Australia/NZ	**Alico Equity Partners/Wattyl***, **AGL/Southern Hydro**, **Centennial Coal/Austral Coal**, **Coles Myer buyback**, Dampier to Bunbury refinancing, Eldercare New Zealand, **FKP/Mulpha Norwest**, **GPT Internalisation**, **Henry Walker Eltin Group/Leighton Contractors**, Indiana Tollroad*, **Macquarie Bank/ATM Solutions**, M5 refinancing, **Retirement Care Australia (RCA)/Moran Health Care**, **RCA/Salvation Army**, **Retirement Villages New Zealand/Metlifecare**, Royal Women's Hospital PPP, Southern Cross Airports Corporation refinancing, **The Communications Group/WPP**, **Transurban/Hills Motorway**, **Volante Group/Commander Communications***, Westlink M7 refinance, Zig Inge Retirement Village, Goodman Fielder IPO, Macquarie Media Group IPO, Reverse Corp IPO, SEEK IPO, Transpacific IPO, Charter Hall IPO, MAP, MIG, Healthscope, Valad Property, Macquarie Goodman placements
Asia	**Beijing Mei Da Coffee/Starbucks Coffee International**, Changshu Xinghua Port, CJ Cablenet, Daegu East Circulation Road, **Globeleq Inc/El Paso Corporation**, **Guangxi Dameng/CITIC Dameng JV**, Ibukiyama Driveway, Incheon Grand Bridge, **Integrated Microelectronics/Speedy Electronics**, Korean Independent Energy Corporation, Senai-Pasir Gudang-Desaru Expressway, Seoul Subway #9, Taiwan Broadband Communications*, Yongin Waste Water Treatment Plant, Macquarie International Infrastructure Fund IPO and placement, Prime REIT IPO, Banco de Oro, Gammon India Ltd, Hotel Leelaventure, Pacific Basin Shipping, REI Agro Ltd, Uttam Galva Steel placements

* Not yet completed

Corporate Finance

→

North America	Abbotsford Regional Hospital & Academic Ambulatory Care Centre, Chicago Skyway *refinance*, Dulles Greenway tollroad, **Gulnor Gold/Crew Gold**, Icon Parking*, Kicking Horse Canyon, Las Vegas Executive Air Terminal, Leisureworld & Preferred Health Care Services, **Macquarie Countrywide**/First Washington/CalPERS, Off-Airport Parking, Okanagan Lake Bridge, The Gas Company*, Sea to Sky Highway, Smarte Carte*
UK/Europe	Arqiva/Inmedia Communications, Autoroutes Paris-Rhin-Rhone motorway*, Bassetlaw Schools PPP, BBC Broadcast, Bristol airport refinancing, **Challenger Infrastructure Fund**/Inexus Group, Churchill Hospital PPP, Copenhagen Airport, DCT Gdansk, Dyno Nobel Ltd, *Energy Power Resources refinancing*, *Isle of Man Steam Packet*, Lambeth, Southwark & Lewisham LIFT PPP, M6 Midland Expressway, Newcastle Hospitals PPP, North Nottingham LIFT PPP, NRE Holdings acquisition* & *refinancing*, Tank Storage Business (TSB), TDC Directories, Wales & West Utilities, Wightlink Shipping, YBR Group

* Not yet completed

Corporate Finance

→ Unique ability to continue to source deals globally and locally

→ Advised on over $A74.5 billion of completed deals in 2005

New 2005 deals sourced for funds

North America
The Gas Company*
Dulles Greenway
Off-airport parking
Leisureworld
Las Vegas Executive Air
Abbotsford Hospital
Academic Ambulance Care Centre
Icon Parking*
Sea to Sky
Edmonton Ring Road

Europe
Energy Power Resources
NRE Holding NV*
Autoroutes Paris-Rhin-Rhone*
Copenhagen Airport
Windfarms
Landfill gas assets
Tank Storage Business
TDC Directories
Yellow Brick Road
Wightlink Shipping
DCT Gdansk
M6 Midland
Isle of Man Steam Packet
Wales & West Utilities
BBC Broadcast

Asia
Taiwan Broadband*
Cheonan-Nonsan expressway
Daegu East Circulation Rd
Changshu Xinghua Port
Korean Independent Energy
CJ Cablenet
Yongin Seoul
Seoul Subway # 9
Incheon Grand Bridge
Ibukiyama Driveway
SK Enron

Australia/NZ
Retirement Care Australia
Zig Inge
Eldercare
Private Lifecare
Medifecare

* Not yet completed

Corporate Finance

→ Increasing customers for ISF assets and services
- → Airports – 110m passengers pa
- → Roads – 2m cars per day
- → Water – 1.9m households
- → Electricity transmission – 10m households
- → Broadcast communication – 60m+ people reached
- → Aged care – 10,000 beds

→ *Provided by experienced ISF asset managers*
- → Sector specific experience - roads, airports, utilities, aged care, ports
- → Geography specific – local knowledge for local assets

→ Producing increasing returns for investors

		Revenue Increase[1]	
↑	↑	↑	↑
↑	↑	↑	↑
↑	↑	↑	↑

1. Latest publicly reported results as at 1 February 2006

Corporate Finance

→ Strong performance from listed funds since inception, weaker this financial year

Compound annual return

Corporate Finance

→ Growth of equity under management* – $A31bn



$A billion
35
30
25
20
15
10
5
0
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05
Dec 05

All historical figures are at 31 March of the specified year.
* For listed funds - market capitalisation as at 31 December 2005 plus fully underwritten or committed future capital raisings. Unlisted funds at committed capital for less any amounts for realisations of assets. Invested capital for mandated assets. MBL direct holdings and MBL co-investment equity. Jointly managed funds (SAIF, AIIF, DUET, MKIF, Global Star) included at 50% of committed capital. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds. Exchange rates as at 31 December 2005

Corporate Finance

→ Offshore & domestic growth continues in ISF – in last 12 months:
- → Five new funds (= 24 funds), 38 new asset acquisitions (= 92 assets)
- → Continuing to broaden international investor base

New Funds	Description	Equity under management*
MIIF	→ Listed SGX May 2005 → *11 investments across 10 countries*	$S1,209m
MCAG	→ Listed ASX April 2005 → Subsequently invested in four businesses: Retirement Care Australia, European Directories, *Red Bee Media* and Zig Inge Retirement Villages → Involved in bid for London Stock Exchange	$A916m
MMG™	→ Listed ASX November 2005 → *100% of Macquarie Regional Radioworks* → 60% of Taiwan Broadcast Communications*	$A988m
MKOF	→ Unlisted fund reaching first close mid Dec 2005	KRW250bn
Global Star	→ Private equity Korean unlisted 50:50 JV with Ilshin Investment Co.	$US48m

* Not yet completed

IBG equity positions*

Upcoming asset sales

$Amillion	Equity	To	Expected Timing
Korea	293	Korean investors & MKIF	Mar-Jun 06
Taiwan	274	Taiwanese investors	Mar-Jun 06
North America	514	New funds, US & UK investors	Jun-Sep 06
UK / Europe	444	New funds, UK & European investors	Jun-Sep 06
Aust / NZ	288	Australian investors	Mar-Sep 06
TOTAL	**1,813**		

* Funded positions and commitments yet to complete, but excluding investments in Macquarie managed funds

Financial Products

→ Expansion of international business continuing

→ *Continued growth in size and range of retail financial products* offered domestically and internationally

- → Listing on NYSE of Macquarie Global Infrastructure Total Return Fund (MGU) – AUM $A528m*
- → Launch of Macquarie International Infrastructure Securities Fund, Australia's first open ended infrastructure fund for platforms – AUM $A61m*

→ Total value of other AUM – $A2.8b* including Four Corners, Fortress, Forestry, Reflexion and Film funds

* As at December 2005

Macquarie Capital

	Dec '04 Volume $m	Dec '05 Volume $m	% change
Leasing	2,775	3,348	21% ↑
Lending	474	626	32% ↑
Technology Finance	235	187	(20%)↓
Electronics	86	127	48% ↑
Aviation	40	58	45% ↑
Total	**3,610**	**4,346**	**20% ↑**

→ Leasing – *continued strong organic growth*

→ Lending – successes with bridge and term lending

→ Technology Finance

- → *Improving outlook for domestic business*
- → International expansion into Korea, China, Canada, Eastern Europe progressing well

→ Electronics – strong trading results

→ Aviation – a number of significant leasing opportunities nearing completion

Macquarie Securities

Australia and New Zealand

→ Increased market share in both Australia and New Zealand

→ No.1 in Australia, Asia, US and Europe for overall research and sales quality in regard to Australian equities (Greenwich/Peter Lee 2005)

Asia

→ Market share gains, client reviews and profile in most *markets have improved considerably*

→ New stock broking licence in Malaysia

→ Good start in India – five ECM deals completed

→ Trading profitably – well beyond initial expectations

2006 opportunities

Corporate Finance

→ Strong M&A conditions

→ New funds to cover broader asset classes in Europe, Asia and North America

→ ***Asia***

- → Increased ECM deal flow - China, South Korea, India
- → Developing JV opportunities - China, India, Japan, Indonesia
- → Corporate finance opportunities - Mumbai, Bangkok, Jakarta and Taipei
- → Pursue opportunities for Financial Institutions, Resources, REITs

→ **North America**

- → Increasing activity including roads, industrials and resources fund opportunities

2006 opportunities

→ **UK/Europe**

- → Continued growth in areas of specialist expertise
- → *Pursue PPP/PFI opportunities across a broader range of sectors*
- → Pursue industrials and property opportunities

→ **Financial products**

- → New funds management activity both domestically and internationally
- → Integration of international distribution with expanded specialised funds management and structuring activities

→ **Macquarie Capital** - Focus on "bedding down" current activities and continuation of international strategy

→ **Macquarie Securities**

- → Maintain strong position in the Australian market
- → Continue to improve the service and product offering in Asia – Asian contribution expected to exceed Australia
- → Explore potential joint ventures in select markets

Glossary

2H05	Half-year ended 31 March 2005
1H06	Half-year ended 30 September 2005
2H06	Half-year ended 31 March 2006
$A	Australian Dollars
AIIF	African Infrastructure Fund
ASX	Australian Stock Exchange
ATMs	Automatic Teller Machines
AUM	Assets Under Management
CFD	Contracts for Difference
DUET	Diversified Utility and Energy Trusts
ECM	Equity Capital Markets
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortisation
ED	Eastern Distributor
EMG	Equity Markets Group
FIG	Financial Institutions Group
FuA	Funds under Administration
FUM	Funds Under Management
FURM	Funds Under Risk Management
FY06	Full-year ended 31 March 2006
GIF 1	Global Infrastructure Fund 1
GIF 2	Global Infrastructure Fund 2
HR	Human Resources
HNW	High Net Worth
IFRS	International Financial Reporting Standards

IPO	Initial Public Offering
ISF	Infrastructure and Specialised Funds
JV	Joint Venture
KPC	Kaltim Prima Coal
KRIF	Korean Road Infrastructure Fund
NYSE	New York Stock Exchange
LSE	London Stock Exchange
M&A	Mergers and Acquisitions
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCIG/MCG	Macquarie Communications Infrastructure Group
MCO/CR REIT	Macquarie Central Office Corporate Restructuring Real Estate Investment Trust
MCP	Macquarie Capital Partners
MCW	Macquarie CountryWide Trust
MDI	Macquarie Direct Investment
MEIF	Macquarie European Infrastructure Fund
MGP	Macquarie Global Property Fund
MGU	Macquarie Global Infrastructure Total Return Fund
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIREF	Macquarie International Real Estate Fund

MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLX	Macquarie London Exchange Investments Limited
MMG	Macquarie Media Group
MMP REIT	Macquarie MEAG Prime Real Estate Investment Trust
MOF	Macquarie Office Trust
MPT	Macquarie Power Income Fund
NYSE	New York Stock Exchange
pcp	prior corresponding period
PFI	Private Finance Initiative
PIB	Property Investment Banking
PIM	Property Investment Management
PPP	Public Private Partnerships
RBA	Reserve Bank of Australia
REIT	Real Estate Investment Trust
RVNZ	Retirement Villages New Zealand (JV between FKP Property Group and Macquarie Bank)
S$	Singapore dollars
S&P	Standard and Poor's
SAIF	South Africa Infrastructure Fund
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
SGX	Singapore Stock Exchange
S-REIT	Singapore Real Estate Investment Trust
TMET	Telecommunications, Media, Entertainment and Technology
UK	United Kingdom
US	United States of America
VAR	Value at Risk